Exhibit 14.1

Cymer, Inc.
Code of Ethics for Chief Executive, Chief Financial and Chief
Accounting Officers

The Cymer, Inc. Employee Handbook includes the “Cymer Values”, a set of business values against which we measure all of our decisions and behaviors. One of these values is that we hold all Cymer employees to the highest standards of personal integrity: that we are honest and ethical in all our business dealings; that we keep our promises and admit our mistakes. Such personal conduct ensures that Cymer’s name is always worthy of trust.

The Employee Handbook applies to all employees of Cymer, including the Chief Executive, Chief Financial and Chief Accounting Officers.  These officers given the special nature of the responsibilities entrusted to them are held to additional standards of conduct. In addition to the Handbook provisions of ethical conduct, conflicts of interest and compliance with law, Cymer’s Board of Directors has adopted the following Code of Ethics specifically for our Chief Executive, Chief Financial, and Chief Accounting Officers:

•                  You are responsible for full, fair, accurate, timely and understandable financial disclosure in reports and documents filed with or furnished to the Securities and Exchange Commission by Cymer and in other public communications made by Cymer. You must ensure that Cymer’s accounting records are maintained in accordance with all applicable laws, properly supported and classified, and you must not knowingly include any false or misleading entries.

•                  You are responsible for Cymer’s system of internal financial reporting and accounting controls. You shall promptly bring to the attention of the Audit Committee any information you may have concerning

•                  Significant deficiencies in the design or operation of internal controls that could adversely affect Cymer’s ability to record, process, summarize and report financial data, or

•                  Any fraud, whether or not material, that involves management or other employees who have a significant role in Cymer’s financial reporting, disclosures or internal controls.

•                  Your conduct cannot be such that it would interfere with Cymer’s business interest and you may never let business dealings on behalf of Cymer be influenced - or even appear to be influenced - by personal interests. You shall promptly bring to the attention of the Audit Committee any information you may have concerning any actual or apparent conflict of interest between personal and professional relationships, involving any management or other employee who has a significant role in Cymer’s financial reporting, disclosures or internal controls.

•                  Cymer is committed to complying with both the letter and the spirit of all applicable laws, rules and regulations. You shall promptly bring to the attention of the Audit Committee any information you may have concerning evidence of a material violation of the securities exchange or other laws, rules or regulations applicable to Cymer or its employees or agents. You shall promptly bring to the attention of the Audit Committee any information you may have concerning any violation of this Code of Ethics. The Board of Directors shall be responsible for determining disciplinary action to be taken by Cymer in the event of a violation of this Code of Ethics.